# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Real Estate Income Trust Inc., CIK 0001756761
CUSIP: 46144C301
Title of class of securities: Class I Common Stock, par value $0.0001 per share ("Common Stock")
Address of issuer's principal executive offices: 2300 N FIELD STREET, SUITE 1200, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001604488-25-000099
Filed by CIK 0001604488

## Reporting persons
- First Trust Alternative Opportunities Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,992,811; shared voting power 0; sole dispositive power 1,992,811; shared dispositive power 0; aggregate amount beneficially owned 1,992,811 (48.8% of the class)
- First Trust Capital Management L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,029,451; shared voting power 0; sole dispositive power 2,029,451; shared dispositive power 0; aggregate amount beneficially owned 2,029,451 (49.7% of the class)
- First Trust Capital Solutions L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,029,451; shared voting power 0; sole dispositive power 2,029,451; shared dispositive power 0; aggregate amount beneficially owned 2,029,451 (49.7% of the class)
- FTCS Sub GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,029,451; shared voting power 0; sole dispositive power 2,029,451; shared dispositive power 0; aggregate amount beneficially owned 2,029,451 (49.7% of the class)

## Item 1. Issuer
Name of issuer: Invesco Real Estate Income Trust Inc.
Address of issuer's principal executive offices: 2001 Ross Avenue, Suite 3400, Dallas, TX, 75201

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed jointly by First Trust Alternative Opportunities Fund ("VFLEX"), First Trust Capital Management L.P. ("FTCM"), First Trust Capital Solutions L.P. ("FTCS") and FTCS Sub GP LLC ("Sub GP").
(1) VFLEX, an investment company registered under the Investment Company Act of 1940.
(2) FTCM, an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) VFLEX and (ii) First Trust Real Assets Fund, an investment company registered under the Investment Company Act of 1940, (collectively, the "Client Accounts").
(3) FTCS, a Delaware limited partnership and control person of FTCM.
(4) Sub GP, a Delaware limited liability company and control person of FTCM.

Each of the persons identified herein is referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Statement attached hereto.
Address of principal business office or, if none, residence: The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VFLEX is 235 West Galena Street, Milwaukee, WI 53212.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As investment adviser to the Client Accounts, FTCM has the authority to invest the funds of the Client Accounts in securities (including Common Stock of Invesco Real Estate Income Trust Inc. (the "Issuer")) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of any shares of the Issuer's Common Stock held in the Client Accounts. As of June 30, 2025, VFLEX owned 1,992,811 shares of the outstanding Common Stock of the Issuer, while FTCM, FTCS and Sub GP collectively owned 2,029,451 shares of the outstanding Common Stock of the Issuer.

FTCS and Sub GP may be deemed to control FTCM and therefore may be deemed to be beneficial owners of the Common Stock reported in this Schedule 13G/A. No one individual controls FTCS or Sub GP. FTCS and Sub GP do not own any Common Stock of the Issuer for their own accounts.
Percent of class:
VFLEX: 48.80

FTCM, FTCS and Sub GP: 49.70
Sole power to vote or to direct the vote:
VFLEX: 1,992,811

FTCM, FTCS and Sub GP: 2,029,451
Shared power to vote or to direct the vote:
VFLEX: 0

FTCM, FTCS and Sub GP: 0
Sole power to dispose or to direct the disposition:
VFLEX: 1,992,811

FTCM, FTCS and Sub GP: 2,029,451
Shared power to dispose or to direct the disposition:
VFLEX: 0

FTCM, FTCS and Sub GP: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Statement

## Signatures
- First Trust Alternative Opportunities Fund: /s/ Chad Eisenberg, Treasurer (11/07/2025)
- First Trust Capital Management L.P.: /s/ Chad Eisenberg, Chief Operating Officer (11/07/2025)
- First Trust Capital Solutions L.P.: /s/ Chad Eisenberg, Chief Operating Officer (11/07/2025)
- FTCS Sub GP LLC: /s/ Chad Eisenberg, Chief Operating Officer (11/07/2025)